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                          UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                        (Amendment No. 1)*


                     French Fragrances, Inc.
                         (Name of Issuer)

              Common Stock, par value $.01 per share
                  (Title of Class of Securities)

                           357 658 103
                          (CUSIP Number)

                           Fred Berens
                   Prudential Securities, Inc.
             200 South Biscayne Boulevard, 32nd Floor
                       Miami, Florida 33131
                          (305) 372-7000
   (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)

                          July 22, 1996
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                    THIS DOCUMENT CONSISTS OF 6 PAGES.

                           SCHEDULE 13D
CUSIP No.  357 658 103                            Page  2  of  6  Pages
           -----------

1    NAME OF REPORT PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     FRED BERENS

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
               (a)  [ ]
               (b)  [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     PF, OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.


  NUMBER OF              7    SOLE VOTING POWER
  SHARES                      804,447
  BENEFICIALLY           8    SHARED VOTING POWER
  OWNED BY                    ----
  EACH                   9    SOLE DISPOSITIVE POWER
  REPORTING                   804,447
  PERSON                 10   SHARED DISPOSITIVE POWER
  WITH                        ----



11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     804,447


12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     [ ]


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.1%



14   TYPE OF REPORTING PERSON*

     IN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
   INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

            Reference is made to the Statement on Schedule 13D, dated April 16, 1996, filed on behalf of Fred Berens (the "Statement").


Item 1.     Security and Issuer

            The class of securities to which this statement relates is the common stock, par value $.01 per share (the "Common Stock"), of French Fragrances, Inc. (formerly Suave Shoe Corporation), a Florida corporation (the "Company"). The Company's executive offices are located at 14100 N.W. 60th Avenue, Miami Lakes, Florida 33014.

Item 2.     Identity and Background

            This statement is filed on behalf of Fred Berens whose business address is Prudential Securities, Inc., 32nd Floor, 200 South Biscayne Boulevard, Miami, Florida 33131. Mr. Berens is currently Senior Vice President - Investments of Prudential Securities, Inc.

            During the last five years, Mr. Berens has not been convicted in a criminal proceeding. During the last five years, Mr. Berens has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

            Mr. Berens is a citizen of the United States.

Item 3.     Source and Amount of Funds or Other Consideration


            The shares of Common Stock (the "Shares") to which this statement relates include shares of Common Stock issuable upon the exercise of stock options that are exercisable within 60 days of the date hereof (the "Options") and shares of Common Stock issuable upon the conversion of the Company's 7.5% Subordinated Convertible Debentures Due 2006 (the "7.5% Debentures"). Mr. Berens acquired the Common Stock and the Options pursuant to the merger (the "Merger") of a Florida corporation known as French Fragrances, Inc. ("FFI"), of which Mr. Berens was a shareholder, with and into Suave Shoe Corporation, a Florida corporation ("Suave"). Following the Merger, Suave, as the surviving corporation, changed its corporate name to French Fragrances, Inc. Upon the effectiveness of the Merger, all of the shares of capital stock of FFI owned by Mr. Berens were converted into shares of the equivalent capital stock of the Company in accordance with the terms of the Agreement and Plan of Merger, dated as of May 19, 1995, between Suave and FFI (the "Merger Agreement"). In addition, certain options to purchase common stock of FFI held by Mr. Berens were converted into options to purchase shares of Common Stock in accordance with the terms set forth in the Merger Agreement.




            Mr. Berens acquired 7.5% Debentures, which are immediately convertible into the number of shares of Common Stock corresponding to the principal amount of 7.5% Debentures being converted divided by $7.20. The 7.5% Debentures were issued on July 22, 1996, in exchange (the "Exchange Offer") for the outstanding shares of Series A Preferred Stock, $.01 Par value, and outstanding 12.5% Secured Subordinated Debentures Due 2002 of the Company.


Item 4.     Purpose of Transaction


            As described in Item 3 above, the Shares were acquired by Mr. Berens in connection with the Merger and the Exchange Offer. Mr. Berens acquired shares of capital stock of FFI and consequently, the Shares and the convertible securities to which a portion of the Shares relate, for investment purposes. Mr. Berens may, from time to time, exercise the Options, convert the 7.5% Debentures or purchase additional shares of Common Stock, sell or otherwise dispose of shares of Common Stock or 7.5% Debentures, make or receive proposals and enter into negotiations with respect to such transactions, or surrender such shares of Common Stock or 7.5% Debentures or such other securities of the Company owned by Mr. Berens in connection with any merger, tender offer or other acquisition transaction involving the Company. Such decisions will be based upon the prevailing price of the Shares, the value of the consideration being offered in any merger, tender offer or other acquisition transaction involving the securities of the Company and other relevant factors.


            Subject to the foregoing, Mr. Berens does not have any present intention to effect any of the transactions enumerated in clauses (a) through
(j) of Item 4 of Schedule 13D.

Item 5.     Interest in Securities of the Issuer


            As of the date hereof, Mr. Berens, by virtue of Rule 13d-3 under the Securities Exchange Act of 1934 (the "Act"), may be deemed to be the beneficial owner of 804,447 shares of Common Stock (approximately 6.1% of the Common Stock outstanding at July 22, 1996), which includes 712,000 shares of Common Stock owned directly by Mr. Berens, 16,618 shares of Common Stock issuable upon the exercise of Options held by Mr. Berens and 75,833 shares of Common Stock issuable upon conversion of 7.5% Debentures. Mr. Berens has sole voting and dispositive power over the 804,447 shares of Common Stock owned by him.

            In connection with the Exchange Offer on July 22, 1996, Mr. Berens acquired $546,000 principal amount of 7.5% Debentures which are immediately convertible at $7.20 per share into 75,833 shares of Common Stock.



            Except as set forth herein, Mr. Berens has not effected any transactions in the Company's Common Stock during the past 60 days.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

            Mr. Berens previously executed a Power of Attorney, dated July 2, 1992, appointing Mr. Rafael Kravec as his attorney in fact to vote his shares of FFI common stock. On November 30, 1995, Mr. Berens extended the Power of Attorney to cover the Common Stock owned by him. This Power of Attorney terminated on April 16, 1996.

Item 7.     Material to be Filed as Exhibits:

            None.

                            SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated:  July 23, 1996                       _____________________
                                            Fred Berens*



                                            By: * /s/ OSCAR E. MARINA
                                                ---------------------
                                                Oscar E. Marina
                                                Attorney-in-Fact


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